Filed by Fidelity National Information Services, Inc.

Commission File No. 001-16427

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Worldpay, Inc.

Commission File No. 001-35462

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call EVENT DATE/TIME: MARCH 18, 2019 / 12:30PM GMT OVERVIEW: FIS and Worldpay Inc Entered into a Definitive Merger Agreement.    THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Charles D. Drucker Worldpay, Inc.—Executive Chairman & CEO Gary Adam Norcross Fidelity National Information Services, Inc.—Executive Chairman, President & CEO James W. Woodall Fidelity National Information Services, Inc.—Corporate EVP & CFO Peter Gunnlaugsson Fidelity National Information Services, Inc.—SVP of Corporate Finance & IR Stephanie Ferris Worldpay, Inc.—CFO C O N F E R E N C E C A L L P A R T I C I P A N T S Ashwin Vassant Shirvaikar Citigroup Inc, Research Division—Director and U.S. Computer and Business Services Analyst Brett Richard Huff Stephens Inc., Research Division—MD Darrin David Peller Wolfe Research, LLC—MD & Senior Analyst David John Koning Robert W. Baird & Co. Incorporated, Research Division—Associate Director of Research and Senior Research Analyst David Mark Togut Evercore ISI Institutional Equities, Research Division—Senior MD Jason Alan Kupferberg BofA Merrill Lynch, Research Division—MD in US Equity Research & Senior Analyst Lisa Ann Dejong Ellis MoffettNathanson LLC—Partner PRESENTATION Operator Ladies and gentlemen, thank you for standing by, and welcome to the FIS conference call. At this time, all lines are in a listen-only mode. Later, we’ll conduct a question and answer session and instructions will be given at that time. (Operator Instructions) As a reminder, today’s conference is being recorded. I’d now like to turn the conference over to Pete Gunnlaugsson. Please go ahead. Peter Gunnlaugsson—Fidelity National Information Services, Inc.—SVP of Corporate Finance & IR Thank you, Ryan. Good morning, everyone, and thank you for joining us. With me today are Gary Norcross, Chairman, President, and CEO of FIS; and Woody Woodall, FIS Chief Financial Officer. Today’s news release and supplemental presentation are available on our websites at fisglobal.com and worldpay.com, respectively. Turning to Slide 2. Today’s remarks will contain forward-looking statements. These statements are subject to risks and uncertainties as described in the press release and other filings with the SEC. The company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. Please refer to the safe harbor language. Turning to Slide 3. Participants in the solicitation should also refer to the additional information provided regarding regulatory filings with the SEC and how to easily obtain copies of these filings moving forward. Please note that our presentation today is neither an offering of securities nor solicitation of a proxy vote. Information discussed today is qualified in its entirety by the registration statement and joined proxy statement that FIS and Worldpay will be filing with the SEC in the future. A replay of this call will be made available following the filing of today’s transcript with the SEC. Please refer to today’s press release for information regarding the replay. Finally, the team will be taking a few questions after prepared remarks. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Thank you, Pete, and good morning, everyone. We appreciate you joining us this morning for such an exciting announcement. Today is a great day for FIS and Worldpay, our clients, our employees and our shareholders. I’m pleased to be joined today by FIS CFO, Woody Woodall; Worldpay Executive Chairman and CEO, Charles Drucker and Worldpay’s CFO, Stephanie Ferris. Woody, Charles and I have some prepared remarks, and then, we’ll open the call for Q&A. Before we being and on a personal note, with every meeting Charles and I have had, a talk about the culture as well the talented employees that have driven the success of Worldpay, it is really exiting — it has really excited me through this process, because I feel the same way about FIS. To the employees of Worldpay, I look forward to meeting you soon. The opportunities in front of us as a combined company are exciting. And as a person who has spent almost 31 years at FIS, I’m excited about the career opportunities this will present to you as we boldly believe finance and commerce sport together. Starting on Slide 5. As we have discussed over the years mergers and acquisitions have been and will continue to be a key component of our overall strategy. We have never wavered on our strategy which is to build the broadest solution suite of financial services in the industry to enable our clients to leverage those capabilities to grow their businesses in this highly competitive world. This has never been more to forefront of our thinking than today given the massive changes occurring throughout the industry driven by modernization and innovation. Based on that, I am extremely pleased to share with you the strategy on FIS’s combination with Worldpay. This combination brings together the #1 global FinTech provider with the #1 global acquirer and industry leader in eCommerce and integrated point of sale, and one of the world’s premier payment technology companies. This is a significant combination for us in a bold and exciting milestone, which brings together 2 great companies empowering financial institutions, capital markets and businesses than a new global community. We’ve been following Worldpay’s success for several years and have been impressed with the business they have built. Their solution set and client-focus nature is all very complimentary to FIS and our ongoing strategy. The size and scale of our combined community will allow us to accelerate the future of finance and commerce, on a global basis, but what the personalization needed to meet the rapidly evolving demands locally. This vision will be driven by the industry’s broadest and most modern portfolio of enterprise banking payments and capital market solutions. We will serve clients in the highest growth in geographically diverse markets. With the similar business model to FIS, Worldpay brings large scale capability, a global delivery model, strong leadership, a client-focused culture and a highly talented employees dedicated to serving the financial services and payment industries. All this combined makes us a meaningful strategic addition to FIS and accelerates our organic growth trajectory on day 1 to approximately 6%. Together, our industry-leading technology and global distribution channels will immediately accelerate our revenue growth profile across both banking and retail communities. It will also offer a best-in-class solution suite to our clients by giving them a wider portfolio of digital assets that accelerate their revenue streams and create better engagement with their customers. Additionally, it offers data intelligence to decrease fraud and improve the connectivity of consumers and businesses with our financial institution. In addition to the solution and financial benefits of the combination as with all our historical large merger and acquisitions, we’re equally excited about the significant talent that will be joining FIS. Worldpay’s leadership team and their more than 8,000 employees have an impressive track record of innovation, integration and synergy achievement and will be a strong addition to our team. These are all proof points to a winning formula for value creation for clients, employees and shareholders. Turning to Slide 6. Upon closing, our 2 power house organizations will unite forces to become a global financial technology later, offering a unique combination of scale, global presence in the industry’s broadest range of financial and payment solutions for the modern buyer with the combined revenue of more than $12 billion and approximately $5 billion in EBITDA. The combined company will operate under the FIS name and will be headquartered in Jacksonville, Florida. We will be streamlining and simplifying our organizational structure around financial institutions, capital markets and merchant payments, where our merchant payments business will operate under the Worldpay brand. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77

MARCH 18, 2019 / 12:30PM, FIS - Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement - M&A Call

Moving to Slide 7. Given the combined investment and innovation from both organizations over the past several years, our new organization will have an innovation trajectory that is well ahead of the rest of the industry, since both companies are in market today with highly differentiated and modernized next generation solutions. Through these efforts, we are driving strong value creation in areas that have the biggest market need across all our clients. These needs cover a wide array of demands, including loyalty as a currency, fraud optimization, faster payments and data driven offerings among others. We're leveraging emerging technologies and open API-based architectures to better leverage our development across solutions, that's driving superior profitability gains. We expect to further accelerate these gains after closing.

Turning to Slide 8. Through this combination, we are also creating distribution scale with an integrated network consisting of more than 3,000 direct sales force and more than a 1,000 technology partners. Collectively, this creates a global distribution network which we believe will accelerate organic revenue growth from 6% to as high as 8% to 9% over the 3-year plan.

Turning to Slide 9. When you think about the acquiring side of payments, clearly, eCommerce is the highest growth area and Worldpay is the #1 global eCommerce provider. They have attained this position by offering best-in-class payment capabilities serving the highest secular growth markets, leveraging global scale and reach with localized expertise. They support more than 300 payment types across the globe and more than 120 currencies offering market-ready capability and significant revenue generation.

FIS will further accelerate this growth by providing access to emerging markets such as India and Brazil.

Turning to Slide 10. Our clients continue to look to FIS for new capabilities that will enable them to compete in the increasingly complex environment. With that as a backdrop, during the process leading up to this announcement, our teams identified significant revenue opportunities resulting from this combination of at least $500 million. This opportunity will drive significant value for our clients for new innovative solutions and more integrated services resulting from leveraging the strengths and capabilities of the combined companies. The new revenue focus areas include expanded global offerings for merchants with innovative eCommerce solutions, deeper and broader solutions for financial institutions such as fraud tools, payment processing and a global merchant referral network and enhance an innovative payment solutions creating a faster payments community for high-volume retail and high-value commercial payments. These are just a few of the immediate opportunities to drive new revenue streams, which will accelerate our growth profile. As you can see, we are excited about this opportunity. But before we take questions, I'd like to turn it over to Charles for a few remarks. Charles, welcome.

Charles D. Drucker - *Worldpay, Inc. - Executive Chairman & CEO*

Great. Thanks, Gary. I'm excited to be here today on what is a major milestone in the history of the payment industry. As Gary said, the rapid advances in technology have created new opportunities to add even more value to our clients and partners, and to really change the face of payments for a generation. This industry has been -- come a long way in a short period of time, from imprinted carbon papers at the point of sale to frictionless payments via eCommerce, where you can buy anything anywhere in any currency. Together with FIS, I believe that Worldpay will be able to accelerate the realization of our strategic vision of enabling eCommerce growth creating even more reach and value for our clients, partners and shareholders worldwide. Bringing together our technologies and our talented people will set us up to deliver a new standard of excellence and innovation in the industry. And with our teams, I'm really excited about what we have accomplished together faster than we could do it on our own. Gary, I really look forward to working with you and the team.

Gary Adam Norcross - *Fidelity National Information Services, Inc. - Executive Chairman, President & CEO*

Thanks, Charles. We're really looking forward to working with you in a broader Worldpay team as well. Together, we will define the new standard of excellence to shape finance and commerce.

Now, I'll turn the call over to Woody for financial highlights of the transaction. Woody?

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MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Thanks, Gary, and thanks, everyone, for joining us. As Gary mentioned, we’re very excited about the journey ahead of us. Turning to Slide 12, the power of combining these market-leading companies positively and meaningfully transforms our financial profile. Not only does it give us greater scale and capability across financial services, this combination drive significant value creation for our shareholders through both revenue and cost synergies. One of our core competencies is integrating large scale M&A deals and we’re ready to bringing these companies together to drive enhanced capabilities to our clients and to extend and broaden our reach into the fast growing global ecommerce markets. Our financial profiles improved in several ways. First, our organic revenue growth will increase by adding Worldpay revenue growth and synergies. We expect our organic revenue growth to increase to 6% to 9% over the next 3 years on a significantly larger base of total revenue. Second, we expect $400 million of cost synergies that will continue to drive incremental margin expansion. Higher revenue growth combined with the realization of the cost synergies will drive our pro forma EBITDA margin to increase 500 basis points over 3 years post close. Third, the enhanced revenue growth and margin profile will significantly increase our free cash flow, almost doubling the combined company free cash flow to nearly $4.5 billion by the end of 3 years. All these improvements will be done while maintaining a very strong balance sheet. That will be delevered back to approximately 2.7x in 12 to 18 months following the close of the transaction. Due to the complementary nature of the 2 businesses, the $500 million in revenue synergies over the next 3 years are greater than our cost synergies and will drive an incremental 150 basis points or more to the revenue growth of the pro forma combined company. During diligence, we built out specific work streams with executive ownership and accountability and we’ll program manage these opportunities with the same rigor we use in executing cost synergy plans. To give you some more color on these revenue synergies, we have clear line of sight on global expansion of payment solutions in high growth markets such as India and Brazil, where we have existing presence at scale, enhancing fraud solutions and increasing authorization rates for our customers, driving significant increase in dollar volumes processed, cross-selling of payment processing, enabling faster payment initiatives and alternative payment types and expanding into B2B commercial payments in capturing the high demand for data analytics and insights. We’re highly confident in our ability to achieve these revenue synergies. We also expect to generate significant cost savings through the transaction. Through the functional alignment efforts and strong program management, we are announcing $400 million of cost synergies from the combined company. The primary areas where we will obtain our cost savings, our operational synergies as we combine issuing and acquiring capabilities from both companies, technology integration as we drive efficiencies in technology and data center costs and corporate costs through functional alignment of the combined company. The combination of these revenue and cost synergies will drive $700 million of incremental run rate EBITDA by the end of 3 years. Turning to Slide 13. We traditionally have built robust action plans to execute and integrate large scale transactions. As we have discussed in the past, you cannot underestimate the importance of cultural fit if you want to successfully integrate companies. Our management teams collectively have a very strong track record of exceeding synergy targets. Our teams have worked well together leading up to the announcement of this transaction and our conviction on being able to execute our synergy plan successfully will strengthen during the process. Turning to Slide 14. The scale of the combined company is significant. Pro forma 2018 results include over $12 billion in revenue, $5 billion in EBITDA and $2.4 billion of free cash flow. In 3 years, we expect approximately $15 billion in pro forma revenue growing at high single digits and almost $7 billion of EBITDA. Revenue and cost synergies are expected to drive pro forma margins into the mid-40s. And most importantly, these dynamics will almost double our free cash flow to $4 billion to $4.5 billion approaching 30% of revenue conversion with full run rate synergies Turning to Slide 15. Accelerated growth at scale will drive significant returns. Today, FIS is growing organic revenue at approximately 4% and over $8 billion. The combination of FIS and Worldpay will improve organic revenue to 6% day one and over $12 billion. The combination of Worldpay and revenue synergies will drive organic growth to high single digits by the end of the 3-year synergy plan generating approximately $15 billion of revenue. This growth at scale drives increased margin expansion and significant cash flow generation. The accelerated revenue growth is one of the most exciting benefits of the combination. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77

MARCH 18, 2019 / 12:30PM, FIS - Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement - M&A Call

Turning to Slide 16. As you saw in this morning's announcement, we will fund the transaction through a combination of equity and cash. Worldpay shareholders will receive 0.9287 shares of FIS stock and $11 in cash for each share of Worldpay stock. FIS shareholders will own approximately 53% and Worldpay shareholders will own approximately 47% of the combined company on a fully diluted basis.

The combined company will be governed by a 12 member Board of Directors consisting of 7 individuals from FIS and 5 individuals from Worldpay. Gary will remain Chairman of the Board and CEO and Charles will become Executive Vice Chairman of the Board. Finally, we anticipate the transaction to close in the second half of this year after receiving all approvals.

Turning to Slide 17. The last several years we have created a very strong and flexible balance sheet. The strength of the balance sheet allows us to continue to invest and strengthening our capabilities and return value to shareholders. We anticipate a modest increase in leverage to approximately 3.5x at closing with the weighted average interest cost of 3.3%. The strength of our combined cash flow will allow us to continue to invest for the future, continue to grow our dividend and rapidly delever. We will pause our share repurchase program as we reduce our leverage. We plan to use free cash flow to reduce our debt outstanding and delever the balance sheet to approximately 2.7x in 12 to 18 months. Our investment grade credit ratings are anticipated to remain at the same level at BBB, Baa2. These steady and disciplined capital allocation policies have been in place for almost a decade, and has a foundation for getting exceptional shareholder value over the long term. That concludes our prepared remarks. Operator, you may now open the line for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Our first question will come from the line of Dave Koning with Baird.

David John Koning - *Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst*

Yes. Guys, congrats. 2 awesome companies. It's great news. Yes. And so I guess, first of all, just on the expense synergies, maybe you could talk a little bit about the timing over the next few years, if it's kind of pro rata each year? And if that's on top of all the Worldpay Vantiv synergies completely on top like $400 million in addition to all the kind of legacy Worldpay Vantiv synergies?

James W. Woodall - *Fidelity National Information Services, Inc. - Corporate EVP & CFO*

Yes. First, these are incremental revenue and EBITDA synergies to were in the models today. If you think about the EBITDA contribution of a total of $700 million, we expect the ramp to be roughly $250 million in year 1, $500 million aggregate year 2 and full run rate of $700 million by year 3, Dave.

David John Koning - *Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research and Senior Research Analyst*

Got you. Okay. And then, when we think about the kind of accretion, is it fair to say in 2020, it seems like maybe very, very low single digit dilution in 2020, and then modest accretion by 2021, is that kind of the cadence?

James W. Woodall - *Fidelity National Information Services, Inc. - Corporate EVP & CFO*

Yes, I'll give you some color around it. It's accretive to revenue growth. It's accretive to EBITDA margin and it's accretive to cash flow all in a meaningful way. Also you're going to see modest EPS accretion by 2021 and that further goes. As you know, we've talked about before, accretion does in equal

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Client Id: 77

MARCH 18, 2019 / 12:30PM, FIS - Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement - M&A Call value creation. This thing creates significant value. The $700 million of EBITDA synergies at a multiple drive roughly $11 billion of value creation. That's significantly more than the premium paid to get the acquisition done and equates to roughly 8% of the total purchase price of $43 billion.

Operator

Our next question comes from the line of Lisa Ellis with MoffettNathanson.

Lisa Ann Dejong Ellis - *MoffettNathanson LLC - Partner*

Hi. Good morning, guys and look forward to working with you. Congratulations. Coming as a worldpay analyst, I'd just -- I'd love to get a little bit more color. You mentioned -- you highlighted on the revenue synergies side, a couple of specific things around geographic expansion in India, Brazil cross selling, some of the new payment initiatives. Can you just give a little bit more color though, when you looked at this and said, what specifically about FIS's assets do you think will be able to accelerate Worldpay's business and Global footprint in eCom acquiring even stronger?

Charles D. Drucker - *Worldpay, Inc. - Executive Chairman & CEO*

Lisa, thanks for the question. Look, we are very excited about coming together because when we think about eCommerce growth, and especially B2B growth, we saw the footprint of FIS across the world as very substantial. So when I think about Latin America, we think about India, we think about Asia Pacific, they are deep in these markets and it can really accelerate the growth there. The second thing as we looked at it, in the eCommerce world, auth rates, fraud rates, and the type of the data and the access to 45 of the top 50 financial institution across the world will help us improve that and set us apart. So its about grabbing the market today and grabbing it quickly.

Gary Adam Norcross - *Fidelity National Information Services, Inc. - Executive Chairman, President & CEO*

Yes, no, I think that's well said Charles. Lisa, obviously, from an FIS view point, we saw a tremendous opportunity to put the 2 companies together. We believe fundamentally that scale is going to matter to compete in the market going forward, really building the end-to-end capabilities from the merchant side all the way to the funding account is going to be a very positive to be able to differentiate ourselves in the market. As Charles mentioned, just the data leverage alone around authorization rates and fraud are going to benefit both companies. Our reach in the certain markets will certainly help us accelerate the Worldpay from an eCommerce standpoint and on obviously from the merchant standpoint. So we just see it across the board as really 2 great companies coming together, driving complementary products and solutions and being the largest global provider. So all those things are very important for us as we think about this combination.

Operator

Our next question comes from the line of Ashwin Shirvaikar with Citi.

Ashwin Vassant Shirvaikar - *Citigroup Inc, Research Division - Director and U.S. Computer and Business Services Analyst*

Congratulations, guys. I guess my first question is why now? Obviously, your large competitors did a merger announcement several weeks ago. So there is likely maybe a defensive element here, but also there seems to be quite a bit of offense in here combining large bank, global bank IT relationships, the globality of it eCommerce, real-time payments. Could you talk a little bit about the timing, the offense versus defense element? And how should we specifically think about all the account connectivity that FIS brings to the table here?

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MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Ashwin, as far as offense, defense, this is purely for us. As you know, we’ve talked a lot in the past. This is a purely strategic combination for FIS and Worldpay. We can’t speak to what other combinations are occurring in the industry, but we really do see the opportunity of driving end-to-end scale across the financial services ecosystem. And removing friction through these environments are very important. We’ve been watching Worldpay for a number of years. We think they’ve done a phenomenal job with the combinations they’ve done, the way we approach clients, the way we approach integration, the way we even organize these 2 companies are very, very similar. So timing worked well for us. I think Charles and I both had mutual respect for one another and really saw the market and how it’s unfolding to know that we need to make sure that we have the scale necessary to compete not only today, but what does the modern buyer look like in the future and how these communities come together, that’s where innovations going to reside. So for — at FIS, we’ve been spending about 7.5% of our revenue on investment and innovation whether it’s through technology or application modernization. Charles and his team have actually been driving innovation very significantly at almost 10% of revenues. And when you look at where they are even on the integration of the Worldpay transaction, obviously, we looked at that a lot during due diligence. We were very impressed with how much progress they had. So they’re well down the path of integration, when you look at their new application rollout in the U.K., when you look at what they’re doing with their new data center, all that’s on target for mid-summer. So timing which is naturally — timing just came together very well for our 2 companies to combine. Obviously, anything they have left remaining on their roadmaps or on their plan for that — for the Worldpay integration, we’ll continue to pursue that as we then build out our plans for the future to bring these 2 companies together. So just a great combination and timing, which is perfect for us. Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO Ashwin, only about offense, that’s all it was. So you’ve heard me use the term skating and going to where the puck was going there. And we said eCommerce is where it’s at whether it’s B2B or card not present transactions, where heavy into large and moving down into middle also. So when I saw this, the reach that they can accelerate into us into these high growth markets. The type of works we can do with their financial organizations opportunities around data to help improve the customer experience take friction out of the network, we thought we had an advantage and we do have an advantage as Worldpay. It accelerates and it puts more tools in our sales people’s toolbox that allow them to grab market share quicker. eCommerce is moving fast. We want to take advantage of that now not 2,3 years later. So it’s all offense. That’s why we went. Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Can’t agree more. Ashwin Vassant Shirvaikar—Citigroup Inc, Research Division—Director and U.S. Computer and Business Services Analyst Got it. And the account connectivity, please, if you can comment on what you can do by being connected into so many millions — tens of millions of accounts? Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Yes, well, I mean, if you look, I mean, Worldpay obviously the leader in eCommerce also the leader in integrated point of sale when you look at what their access to more than 1 million merchants. We look at the combined sales force of more than 3,000, you look on the other side with FIS. As you know, 45 of the top 50 financial institutions around the globe have significant relationships with us. So us being able to tie their capabilities back in the higher financial institutions, whether it’s leveraging data, whether it’s leveraging merchant relationships and referral relationships, whether it’s innovating to remove friction through the process for the new consumer to be able to interact with financial services in a more effective way, all of those things are going to come together and that access that ended in access is going to make a real difference. Charles mentioned as we think about global network, just think about the power of being able to pull real-time payments together. When we look, we’re driving real-time payments in 19 countries around the globe. So how do we leverage that as well? So there’s just a tremendous opportunity with FIS’s reach and scale around the globe with Worldpay’s reach and scale around the globe to combine these 2 great companies and really differentiate and innovate for the future. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO Yes. So — and just to pick up on that, Gary touched on it, bringing faster payments across to our customers with all the connections, not to lean in more in fraud, but basically their access and working with banks that allows us to work together to take forward as the system which differentiates us. And then the last thing that Gary said was about ways to innovate new payment stream. So across the world, there’s a lot — we have over 300 alternative payment methods. More are happening all the time PSD2, different ways. With the reach that they have, it allows us to help our clients and bring value because we sell on value both companies. Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Well, Aswhin you and I have talked on prior calls. You know how sizeable we are in the issuing market, and you also know that we’ve had very good success of rolling our loyalty payment points out as a currency across that base, so something simple. Here’s our financial institutions with all of this contingent liability around loyalty, how do you gain access to that us being able to drive that through Worldpay’s penetration in more than 1 million merchants, right, will accelerate that growth very dramatically, that also will drive some for the — for our Worldpay clients, that will drive Worldpay, a differentiation in the market. So they’re just — as you really started working, as we really started working together as 2 teams, we were very collaborative on where those opportunities were, and that’s why we’re so excited about the $500 million in revenue synergies with this combination over 3 years, so this is just the start. But as we work together now between signing and close, obviously, we think there’s going to be a lot more opportunities that we’re going to discover and be able to drive forward. Ashwin Vassant Shirvaikar—Citigroup Inc, Research Division—Director and U.S. Computer and Business Services Analyst It’s great to see you guys already completing each other’s sentences. Operator Our next question comes from the line of Jason Kupferberg with Bank of America. Jason Alan Kupferberg—BofA Merrill Lynch, Research Division—MD in US Equity Research & Senior Analyst Let me add my congratulations on the deal as well. Maybe just to start with one for Charles. Charles, we’ve gotten some questions from investors so far this morning, just about the premium here at least on the surface about 14%, which isn’t that big. Obviously, the stocks had a big move year-to-date. So just walk us through the thought process around, why you guys felt this was fair value? And then, clearly, Worldpay itself was operating from a position of strength post the Vantiv deal. You had a lot of synergies from that deal still in front of you, so we just love some perspective there, perhaps? Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO So let me start. This is all about an offensive deal and going to where the growth is happening and looking in the long term. And we — from a perspective Gary and I talked about stock component because, we didn’t want to lever up the company that didn’t allow us to take advantage of new trend in the future. Stephanie, do you want to cover some of the Stephanie Ferris—Worldpay, Inc.—CFO Sure. Sure, happy to. So let’s take that — as we talked about, we own — Worldpay shareholders are going to own a substantial portion of this company. And so when we looked at the price and negotiated the price, we felt really good about it. We think it’s a good fair price, and we’re also conscious of how much we’re going to own as a company. And we wanted Worldpay shareholders to be able to participate in the upside given that it is — 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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MARCH 18, 2019 / 12:30PM, FIS - Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement - M&A Call this is such an offense have been growth-oriented move for both companies, we wanted to make sure that we got both what we believe to be a fair price given the franchise that we're contributing to the company, but also position and create real shareholder value for Worldpay shareholders going forward. So we feel real good about it.

Jason Alan Kupferberg - *BofA Merrill Lynch, Research Division - MD in US Equity Research & Senior Analyst*

Okay, excellent. And just as a follow up. First off, is there any go shop period? And then second, do you guys have any concerns just about organizational stress for Worldpay, since you obviously were in the middle of a 3-year integration process of your own, which certainly off to a very good start?

James W. Woodall - *Fidelity National Information Services, Inc. - Corporate EVP & CFO*

Yes, on the [shutters] and no shop in it, so that's pretty solid. The break-up fees are significant, so we anticipate this to get closed in normal course. With regard to the other component, I'll let Charles...

Charles D. Drucker - *Worldpay, Inc. - Executive Chairman & CEO*

Yes, I mean one other thing that we have been considering, again, I talked about is the substantial progress we've made towards integration. I mean as I told you in our call, we're going to complete the U.S. integration by the end of the second quarter, so we were far enough that people have aligned, we have the organization moving forward. And so I feel that we were in a good spot because of all the hard work our team did up front and all the good people that we have. So I think, I'm confident that organization will seize the opportunity of growth because our message is always around growth. And the organization we -- this is such a fast moving industry, you have to grab the growth and move to where the growth is when the right time is and we felt now is the right time.

Gary Adam Norcross - *Fidelity National Information Services, Inc. - Executive Chairman, President & CEO*

Yes, Jason, just to build on. As I said earlier, I mean, that was something that we looked at significantly during the due diligence process. We want to make sure how far along that we're in the process with the Vantiv-Worldpay combination. And then I'll tell you, we felt that we're very far along. I mean they're all -- they're well down the path. Product rollout, well down the path. The data center change, well down the path of alignment and integration. So we felt very good and didn't see any risk in the combination at this point in time. So it really is a great opportunity and good timing for our 2 great companies just to come together, and to Charles' point really focus on accelerating growth. And as Woody and I both talked about, day 1, you're talking about a $12 billion company growing at 6% organically with line of sight to be able to push that to the upper single digits over the next 3 years as we integrate. So we feel very confident on where not only they are in their integration, of course, we've been doing a lot of divestitures over the last couple of years all of that's cleaned up on our side as well. So just perfect timing for really the 2 companies to come together and we're ready to put our process to work that we've used multiple times. So we're excited about it.

Operator

Next question comes from the line of David Togut with Evercore.

David Mark Togut - *Evercore ISI Institutional Equities, Research Division - Senior MD*

Congratulations. Can you talk about each of the different buckets of revenue and cost synergies, and, let's say, quantify each of the buckets and, let's say, how you look at achieving those, let's say, in year 1, 2 and 3? I know you kind of group revenue and cost synergies together, is there possibility really to disaggregate that for year 1,2 and 3?

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MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call James W. Woodall—Fidelity National Information Services, Inc.—Corporate EVP & CFO Yes, on the cost synergies side, David, I will tell, we’ve got it in 3 main buckets. We’ve got operational where we bring issuer and acquiring capabilities together and drive some incremental operational synergies out of the combined business. We’ve got technology. We combine technology and data center costs as well as facilities that will drive some cost out of the second bucket. And then the third bucket is traditional more corporate costs as we bring the companies together and functionally align the corporate costs around it. To give you some color, a lot of the $700 million of EBITDA synergies roughly $250 million year 1, $500 million run rate year 2 and $700 million run rate year 3. If you break that out of the OpEx, I would tell you we’re looking at about $200 million year 1, $300 million year 2, and full run rate at $400 million by year 3, with the revenues being the balance there. So that gives you some color around how we think about the ramp and how we think about the components of where those costs synergies as well as other revenue synergies would ramp. David Mark Togut—Evercore ISI Institutional Equities, Research Division—Senior MD Understood. Thanks for that. I know Charles, Worldpays had a lot of success selling through the merchant channel. Have you — do you see a lot of appetite to sell merchant acquiring integrated payments eComm through the regional bank channel, which I think has not really been done that much in the industry. Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO So I think, it’s additive to us. I think their reach to the clients, it’s — is very additive to us working with the financial institutions. I think a lot of our lean is continuing to grab direct and be able to accelerate all the eCommerce and integrated payments through our partners. But clearly, the type of products that FIS has with all their banking partners is going to be absolutely additive. We will win more in that merchant banking referral space, but it’s all — what I see is all plus, plus, plus, and I’m excited about it. Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Yes, no, I can’t agree more. I mean it’s definitely going to be additive to the process and that’s why we’re bringing $500 million of revenue synergies to bear in a fairly short period of time, which is obviously more than the expense synergies we’re going to take out. So as we think about it, David, you know our position in the regional markets, there’s going to be a great opportunity for us to partner with our clients to help expand their revenue and their reach. Also, our business continues to accelerate. As we’ve talked about, you’ve seen the FIS acceleration in our growth rate. So really you’ve got 2 companies, one with very, very strong upper single digit growth, one that’s accelerating very rapid in the mid-single digits. That’s why on day of close, we’re at 6% organic and then we’ll grow from there. So this really is about an additive growth story and 1 plus 1 coming together is 3. Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO And I just say — I’d just point — so it’s almost 3 years. Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Yes, that’s right. Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO And in 3 years, we’re doing this. And so when Gary and I sat down and talked and we said, where are these coming, how confident? How do we get there? We said, we got to do it in 3 years and our — both companies have an execution record of that. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Absolutely, I. mean that’s been very consistent for us over the years. And when you look at where Worldpay is today, what demand in Worldpay combination? They’re well ahead of where on their timeline. So for us it’s about focusing on where the revenue drivers are going to be, that’s going to drive the revenue in the most appropriate way to benefit our company, our shareholders, our employees, and our clients, and so we’re excited about it. David Mark Togut—Evercore ISI Institutional Equities, Research Division—Senior MD Just a quick final question. FIS has the strong emerging markets footprint, India, LATAM and APAC. How quickly can you bring Worldpay’s high-end payment services into your emerging markets footprint? Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO We think — look, David, I mean one of the things we talked about in the prepared remarks is really what’s great about both of our companies is we operate in all these countries and we do it locally, right? So local talent being able to drive our asset pools into those. As you know, we built India from essentially of Lenovo business, that will do more than $150 million in India alone. You see our scale in Brazil. We’ve got thousands of people in both of those countries that are supporting those revenue streams and client relationships and growth. And so the ability to bring more capabilities in those countries — you’ve seen us do it within the FIS family, that’s how we’ve been driving the growth in those locations. So being able to pull the Worldpay assets into that really lean in on eCommerce. They’ll bring it in leveraging our compliance infrastructure, being able to leverage our data, processing infrastructure, being able to just leverage our security, all of those things are benefits that we bring day 1 in this combination. So it’s going to be very exciting. Those will be areas we’d look at. As you know, I had talked about on the last call, just in India, earlier this year, I met with the top 6 financial institutions in that country, everyone of them were looking for ways to bring stronger merchant capabilities to that country considering that more than 95% of the transactions are still down in cash. You know what we’re doing in real-time payments in that country. So all of that combination, is really going to allow us to accelerate the reach of Worldpay into these emerging markets very quickly. Operator Next question comes from the line of Darrin Peller with Wolfe Research. Darrin David Peller—Wolfe Research, LLC—MD & Senior Analyst Congrats. Let me just follow up on the international side for a moment. I’m thinking of the revenue synergies. I know FIS has always been very strong at obviously core processing and issuer solutions internationally. I’m just trying to get specific examples. I mean are you going to basically look to the banks in those international markets to sell merchant services through those banks now given your relationships? Or — and then I guess, just a quick follow up on that is integration risk is a question we’re getting. How do you ensure that platforms are not going to be consolidated too quickly? Or can you talk through platform consolidation plans, is that part of your cost synergy targets? We always get questions after the last, first date of Fiserv deal of competitors were going to try to take advantage of any disruptions. So how do you mitigate disruptive risk? Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Yes, Darrin, let me get started. First on the international markets, we didn’t think there’s a real opportunity given our scale. I mean if you look at even where we are in the U.K., if you look at where we are in Germany, if you look at where we are in India, Thailand, Philippines, Hong Kong Australia and Brazil, we’ve got very, very strong relationships with very large FIs. And so being able to enable certain merchant services and offering that through the FI channel, especially in the international markets, we think does make a lot of sense. The good news is on the platform side. You’ve seen us do it in the past. I mean we — I’ve talked about it in my prepared remarks around how important these combinations are. One of the things 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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MARCH 18, 2019 / 12:30PM, FIS - Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement - M&A Call that's been a key underlying tenet of our strategy around these combination is really finding partners that have very little overlap. So we don't have platform confusion in our combination. This is -- we're very, very small and merchant acquiring. And so for us to be able to take advantage of it really moving to the #1 position in merchant acquiring, being able to move overnight to #1 in eCommerce is a very important part for us to penetrate that high growth secular market. So we don't have a lot of platform contention. In fact, very little. So if you think about it, then you think about our data center technology, that's where we can obviously leverage a lot of scale. You've seen us do -- where we've been talking now for the last several years about our data center consolidation and that's moving all of our technology to the cloud. You've seen the advantages of that and the rapid margin expansion we're getting out of that, leveraging that investment that help Worldpay take advantage of that over time, that's going to be a real benefit as well. So really from a platform standpoint, no overlap. So we see very little integration risk. When you think about even leveraging of data centers, that's a part of -- we had a 5-year program at FIS. Obviously, over the next 3 years, we'll be evaluating that. So we think there's very little integration risk. We've got great line of sight into the $700 million of EBITDA that Woody discussed between revenue and expense. And so we feel really good about how these 2 companies can come together in a real smooth integrated way.

Charles D. Drucker - *Worldpay, Inc. - Executive Chairman & CEO*

Yes, I mean, echoing what Gary said, the platform is about, how do we connect things together to get the products quickly to our clients? And I've got to tell you, we have some great people. The Asia Pacific office and Latin America that we're trying to get, those are small places that I have not been able to -- so we've got great products leading market, but taking some of the way we can move money, some of the alternative payment methods, that data from working with these banks to help the forward way will accelerate in those markets quicker than we could have done. We get there in a couple of years, but to get there pretty much today or very quickly is only going to give our sales people a great competitive advantage when this is the faster growing market.

Gary Adam Norcross - *Fidelity National Information Services, Inc. - Executive Chairman, President & CEO*

No, I can't agree more. I mean one of the things that we were interested in, our revenue synergies are focused on existing capabilities that exist today, right? So if you think about loyalty as a service, that's a capability that's in market today driving real revenue growth for FIS. This just expands that capability dramatically, right, where we could have access to up to 1 million merchants when you think about fraud rates and you think about auth rates, you think about those things, that exist today. So being able to combine that data very quickly and being able to accelerate that, right, lower your fraud, accelerate your authorization rates, all of those are beneficial. And so that's what got us really excited about the combination. We weren't having to build a lot to get to the synergy. It really is more about access. It's more about reach. It's more about collaboration. And so we think the synergies will come along very nicely.

Darrin David Peller - *Wolfe Research, LLC - MD & Senior Analyst*

All right. Just quick follow up. I mean you guys -- I remember FIS outperformed on synergies with Sungard and Worldpay looked like it was on a path for outperforming our synergies here with Vantiv obviously with this merger. So first of all, I mean how is management compensation tied to the synergy targets? Is there an actual -- like a direct correlation in terms of a road map of targets? And then, I mean, should we think about this where this is a conservative starting point in terms of setting a stage and then potentially seeing upside of that as well?

Gary Adam Norcross - *Fidelity National Information Services, Inc. - Executive Chairman, President & CEO*

Well, first, Darrin, we're just -- we're announcing a very exciting combination today. Obviously we've got a lot of work to do between signing and close. Certainly, we're not prepared to increase estimates on our synergies on the first day. So we'll keep you posted and also keep you posted about various alignments around incentives to help drive it. But at this point in time, we're just focusing today on the excitement and the strategic rationale of the combination. But we feel comfortable with the synergies with both the expense side and the revenue side and more to come as we get to close and start putting the companies together.

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MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call Yes, as we work together over a number of years, what we try to do is put information out there and commitments out there that we know we can deliver. Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Absolutely. Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO I’ll leave it with that. Operator And our last question will come from the line of Brett Huff with Stephens. Brett Richard Huff—Stephens Inc., Research Division—MD Good morning, Gary, Woody, Charles, and Stephanie and congrats on the deal from me too. One question — 2 questions. One is sort of a general one and then one specific. The general one is, can you give us the feedback from both of you all that you’re hearing from — Gary, your financial clients and Charles, from your merchant clients, kind of what were the things you’re hearing specifically that drove this desire of to be together offensively? So just give us a sense of that. And then #2, we didn’t really touch on open banking or the API efforts that FIS is doing and I suspect that Worldpay is doing as well. Anything there Europe or even broader in the API ecosystem that you guys can talk about? Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Yes, no, it’s a great question, I mean clearly, what our feedback we’ve been getting from our customers and since the announcement we had to announce before the London Exchange open as you’d imagine, I’ve already gotten several text from a lot of our clients over in Europe on congratulations. I mean we consistently heard that the markets moving, right? I mean there’s a lot of innovation going on. There’s a lot of modernization going on. Our clients need to continue to look to compete in this very aggressive market. You’ve got disruptors coming in. So what we saw on the combination was really this end-to-end innovation we’ve been discussing on this call, and the ability to be able for our FIs to gain access to world class merchant acquiring to be able to leverage data in very unique ways to be able to drive other products with a much faster speed to market, and that’s been a very consistent theme that we talked about. The need to drive scale is going to matter to compete in the future. And so all of those things given the timing and the success that Worldpays had, given the timing and success FIS had, just was a really good opportunity for us to come together and drive broader capabilities across our clients on a global basis with a much higher speed to market. As far as the open API framework, you’re exactly right, as you know, last year, as we started seeing regulatory change in Europe, we were first launching a whole ecosystem around open APIs to meet some of the regulatory changes. And in that framework and that capability today, we’re approaching almost a 1,000 APIs in our Code Connect today, has been rated very highly, actually the #1 open API environment around the globe. And so being able to take access to that and being able for our customers to have that flexibility and be able to access into our systems and also being able for Worldpay to leverage those in some of the end-to-end things we’ve talked about today, will play and continue to play a very important role in the overall success of our 2 combined companies. Charles D. Drucker—Worldpay, Inc.—Executive Chairman & CEO Yes. This is — as Gary said, this is about thinking forward for our customers that today from Worldpay side, we have products, features, functions, we’re winning in the market. We’re bringing things to them. Now our job is to make sure that when you think 2 years out or 3 years out one, of the 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MARCH 18, 2019 / 12:30PM, FIS—Fidelity National Information Services Inc and Worldpay Inc Entered into a Definitive Merger Agreement—M&A Call winning today and then advancing the winning. Gary Adam Norcross—Fidelity National Information Services, Inc.—Executive Chairman, President & CEO Okay. Turning to Slide 19, I’d like to conclude today’s call the way I opened the call, very simply this combination is a natural extension of FIS’s strategy and create significant client, employee and shareholder value. It deepens client relationships with increased offerings to the power of the end-to-end value chain of solutions. It accelerates our growth and growth trajectory with a new global commerce community today focus where the markets are moving tomorrow and it strengthens our financial performance day 1. Thank you for joining us for your questions and for your continued interest in FIS. Operator Ladies and gentlemen, that does conclude today’s conference. Today’s call was recorded and it will be available for a replay starting today at 11:00 a.m. and going through April 1, at midnight. You may dial into the replay system by dialing 1-800-475-6701 and entering the access code 465415. International participants may dial into the United States at (320) 365-3844. Once again those numbers are, 1-800-475-6701. International is (320) 365-3844 with the access code 465415. That does conclude today’s conference. You may now disconnect. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2019, Thomson Reuters. All Rights Reserved. 12424991-2019-03-18T20:45:34.030 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.